

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2012

<u>Via E-mail</u>
Mr. Charles S. Berkman
Vice President, General Counsel and Secretary
Ligand Pharmaceuticals Incorporated
11085 North Torrey Pines Road, Suite 300
La Jolla, California 92037

        **Re: Ligand Pharmaceuticals Incorporated**
        **Item 4.02 Form 8-K**
        **Filed February 7, 2012**
        **File No. 001-33093**

Dear Mr. Berkman:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Joel Parker

                           Joel Parker
                           Accounting Branch Chief